Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated April 10, 2026, with respect to the consolidated balance sheets of Neo Aeronautics, Inc and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in shareholder’s equity and cash flows for each of the years in the two year period ended December 31, 2025 and related notes.

We also consent to the reference to our firm under the heading “Experts” in such Registration Statement.

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2024.

Singapore

April 16, 2026